AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2010

                                                    1933 ACT FILE NO. 333-163775
                                                   1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                            REGISTRATION STATEMENT ON
                                    FORM S-6
                                 AMENDMENT NO. 1

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 661

     B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                         ERIC F. FESS
    Senior Managing Director, General            Chapman and Cutler LLP
    Counsel and Secretary                        111 West Monroe Street
    Claymore Securities, Inc.                    Chicago, Illinois 60603
    2455 Corporate West Drive                    (312) 845-3000
    Lisle, Illinois  60532
    (630) 505-3736


It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                   PRELIMINARY PROSPECTUS DATED APRIL 28, 2010

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 661

                 Closed-End Equity & Income Portfolio, Series 25
                    (the "Closed-End Equity & Income Trust")

               Closed-End Preferred & Income Portfolio, Series 14
                   (the "Closed-End Preferred & Income Trust")

               Closed-End New Jersey Municipal Portfolio, Series 6
                  (the "Closed-End New Jersey Municipal Trust")

                      Strategic Income Portfolio, Series 44
                         (the "Strategic Income Trust")


                            (A Unit Investment Trust)

     The above-referenced series is comprised of the Closed-End Equity & Income Portfolio, Series 25, Closed-End Preferred & Income Portfolio, Series 14, Closed-End New Jersey Municipal Portfolio, Series 6 and Strategic Income Portfolio, Series 44 (each, a "trust" and together, the "trusts").

     The attached final prospectus for the prior series of each respective trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for each trust in this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series of each trust should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series of each trust.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     For purposes of the Closed-End Equity & Income Trust, incorporated herein by reference are portions of the final prospectus for Series 664 (Registration No. 333-164200) as filed on February 10, 2010, which portions shall be used as the preliminary prospectus for such Closed-End Equity & Income Trust. For purposes of the Closed-End Preferred & Income Trust, incorporated herein by reference are portions of the final prospectus for Series 644 (Registration No. 333-162838) as filed on December 9, 2009, which portions shall be used as the preliminary prospectus for such Closed-End Preferred & Income Trust. For purposes of the Closed-End New Jersey Municipal Trust, incorporated herein by reference are portions of the final prospectus for Series 634 (Registration No. 333-162173) as filed on November 2, 2009, which portions shall be used as the preliminary prospectus for such Closed-End New Jersey Municipal Trust. For purposes of the Strategic Income Trust, incorporated herein by reference are portions of the final prospectus for Series 676 (Registration No. 333-165203) as filed on April 14, 2010, which portions shall be used as the preliminary prospectus for such Strategic Income Trust.



                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                  AMOUNT

               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania       $4,000,000
                          5692790

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184 filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust(s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 661 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 28th day of April, 2010.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 661
                                                                      Registrant

                                                   By: CLAYMORE SECURITIES, INC.
                                                                       Depositor

                                                          By: /s/ Kevin Robinson
                                                         -----------------------
                                                                  Kevin Robinson

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on April 28, 2010 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


     SIGNATURE*                           TITLE**                               DATE

                                                                            )    By:    /s/ Kevin Robinson
                                                                                        ------------------
                                                                            )           Kevin Robinson
                                                                            )           Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           April 28, 2010
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT*                           Vice Chairman                     )           April 28, 2010

ANTHONY DILEONARDI*                       Vice Chairman                     )           April 28, 2010

BRUCE ALBELDA*                            Chief Financial Officer and                   April 28, 2010
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     April 28, 2010
                                          General Counsel and Secretary

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* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-149523 on April 9, 2008.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

             Re: Claymore Securities Defined Portfolios, Series 661

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 118 (and subsequent series) (File No. 333-81826).

                                    1933 ACT

                                  THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated February 6, 2002 relative to Claymore Securities Defined Portfolios, Series 118.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
April 28, 2010